Monthly Report - June, 2017

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        (688,400)       18,250,126
Change in unrealized gain (loss) on open         (10,160,389)     (16,533,788)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0                0
      obligations
   Change in unrealized gain (loss) from U.S.           6,298        (114,362)
      Treasury obligations
Interest Income 			              146,352          740,035
Foreign exchange gain (loss) on margin deposits        81,736          404,013
				                 ------------    -------------
Total: Income 				         (10,614,403)        2,746,024

Expenses:
   Brokerage commissions 		              945,598        6,022,053
   Management fee 			               42,798          264,144
   20.0% New Trading Profit Share 	            (217,204)           18,352
   Custody fees 		       	               10,271           21,189
   Administrative expense 	       	               99,633          597,851
					         ------------    -------------
Total: Expenses 		                      881,096        6,923,589
Net Income(Loss)			   $     (11,495,499)      (4,177,565)
for June, 2017

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (174,456.001    $     4,638,020    218,699,662    223,337,682
units) at May 31, 2017
Addition of 		 	            253      1,341,723      1,341,976
1,069.381 units on June 1, 2017
Redemption of 		 	              0    (1,954,608)    (1,954,608)
(1,675.319) units on  June 30, 2017*
Net Income (Loss)               $     (222,350)   (11,273,149)   (11,495,499)
for June, 2017
         			   -------------   -------------   -----------


Net Asset Value at June 30, 2017
(173,903.415 units inclusive
of 53.352 additional units) 	      4,415,923    206,813,628    211,229,551
				  =============  ============= ==============


		GLOBAL MACRO TRUST June 2017 UPDATE
                      Year to Date     Net Asset
Series	  June ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1     (5.29)% 	 (2.51)%  $    1,166.12	  153,986.742 $   179,567,635
Series 2     (4.20)% 	 (0.53)%  $    1,514.19	        6.799 $        10,295
Series 3     (4.18)% 	 (0.42)%  $    1,538.66	   16,652.921 $    25,623,184
Series 4     (4.79)% 	   0.65%  $    1,850.94	    3,256.953 $     6,028,437

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					July 17, 2017
Dear Investor:

Most of the losses during June were from trading interest rate futures in the wake of hawkish monetary policy comments from the heads of several central bankers at the ECB conference in Sintra, Portugal near month-end. Also feeling the impact of the Sintra statements, trading of currency forwards, equity futures and grain futures finished the month with losses. Trading of energy futures was nearly flat with sizable losses coming late in the month. Trading of metal and livestock futures were also flat. On the other hand, soft commodity futures were marginally profitable.

Mario Draghi from the ECB, Mark Carney from the Bank of England and Stephen Poloz from the Bank of Canada each indicated at the Sintra conference that with global growth broadening and strengthening, the time is approaching for 10 years of extraordinarily easy monetary policy to come to an end. Janet Yellen from the Federal Reserve had provided a similar comment after the recent FOMC meeting. In response, global interest rates, which had been falling, spiked higher and long interest rate futures positions, which had been profitable through June 26th, became quite unprofitable. Long positions in Continental European, U.K., Canadian, Australian and U.S. notes, bonds, and short-term interest rate futures were unprofitable.

Foreign exchange trading remained volatile as the U.S. dollar was buffeted by conflicting influences. On the one hand, an additional increase in the official interest rate by the Federal Reserve was supportive of the dollar. On the other hand, the fact that growth in Europe and Asia was accelerating while growth in the U.S. remained tepid, and that politics in the U.S. was growing more toxic while the political outlook in Europe had improved significantly, weighed on the U.S. unit. Finally, the fact that the Sintra conference comments suggested a relative tightening of non-US monetary policy also worked against the U.S. dollar. Long U.S. dollar positions versus the currencies of Australia, Canada, New Zealand, Poland and Singapore were unprofitable. Short dollar carry trades in the Brazilian real, South African rand and Russian ruble were unprofitable as political uncertainties in each country prompted declines that outweighed the interest rate advantages. Long dollar positions relative to the pound sterling, Korean won, Swiss franc and Swedish krona were profitable, but the gains were sharply reduced near month-end. A long Mexican peso trade was profitable. Trading the euro against the dollar was profitable and against a number of other currencies was slightly unprofitable.

Long positions in equity futures, which had been profitable for much of the month in response to the improving global growth picture, also turned unprofitable as interest rates rose sharply. Long positions in European and Australian equity futures were unprofitable. Meanwhile, a short vix trade, a short NASDAQ futures trade and long China related equity futures positions were each somewhat profitable.

Short wheat, corn and soybean trades were unprofitable as a drought in the U.S. high plains region and reduced wheat plantings in Canada underpinned prices.

As market participants focused on the increased supplies coming from shale production, oil prices fell during the first three weeks of June and broke through the bottom of the trading range that had characterized the past six months. Short positions in Brent and WTI crude were profitable. Subsequently, however, prices, supported by a falling dollar at month-end, recovered toward the bottom of the old range and the gains were reduced. Also short RBOB gasoline, heating oil and natural gas trades were slightly unprofitable.

A short sugar position was profitable and, to a lesser extent, so too were short coffee, cotton and cocoa trades.



				    Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman